Exhibit 10.3      **Confidential Treatment Requested

# E-LOAN/zipRealty
# Amendment Three to Marketing, Promotion, Distribution, And Related Services Agreement

This Amendment Three ("Amendment") to the Marketing, Promotion, Distribution, And Related Services Agreement dated April 15, 2002 (the "Agreement"), by and between E-LOAN, Inc. and zipRealty, Inc., amends, modifies and supplements the Agreement as set forth below. All terms of the Agreement shall remain in full force and effect unless expressly amended, modified or supplemented herein.

1.      **Term**. The Term of the Agreement shall be extended beyond December 31, 2003, for an additional period from January 1, 2004 until March 31, 2004 (the "Extension Period").

2.      **Compensation**. During the Extension Period, E-LOAN shall pay to zipRealty the following compensation:

| Month | Amount |
|---|---|
| January 2004 | [**] |
| February 2004 | [**] |
| March 2004 | [**] |
| Total | [**] |

3.      **Counterparts**. This Amendment may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and dated below.

E-LOAN, INC.                              zipRealty, Inc.

By:     /s/ Joseph Kennedy               By:     /s/ Gary M. Beasley
Name:   Joseph J. Kennedy                Name:   Gary M. Beasley
Title:  Pres.                            Title:  EVP & CFO

Date:   __12/22/03_____           Date:   __12/23/03_____

E-LOAN - zipRealty
Amendment Three to Marketing, Promotion, Distribution, and Related Services Agreement

**Confidential Treatment Requested